Exhibit 99.1

Origin Agritech Limited and China’s Leading Agricultural University Jointly Established Corn Research Institute

BEIJING--(BUSINESS WIRE)--April 23, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”) , a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced its operating company, Beijing Origin Seed Limited (“Beijing Origin”) and Henan Agricultural University (“HAU”) jointly established S. K. Wu Corn Research Institute. The Institute will focus on corn genetics research, hybrid development and crop seed technologies. It will also provide a platform for research exchange and technology transfer between HAU and Origin.

The opening ceremony for the S. K. Wu Corn Research Institute took place in Zhengzhou on Friday, April 20, 2012. VIP guests at the ceremony included Mr. Mancang Liu, Vice Governor of Henan Province, Ms. Qiong Zhang, President of HAU, Dr. Gengchen Han, Chairman and CEO of Origin, and Dr. Mike Trimble, Origin’s board member. Also attending the event were key delegates from the Provincial Department of Agriculture, Provincial Department of Education, Science and Technology Department, Provincial Agricultural Development Office, and Academy of Agricultural Sciences.

“Dr. Wu is the pioneer of hybrid corn breeding in China. He was not only my mentor but the inspiration for me to return to China and start Origin Agritech 15 years ago. S. K. Wu Corn Research Institute represents Origin’s continued commitment to crop research and development. In addition, cementing our strategic alliance with HAU would help broaden our leadership position in both hybrid seed and corn genetic research in China,” commented Dr. Han, Chairman and CEO of Origin and a former student of Dr. Wu.

“The establishment of S. K. Wu Corn Research Institute would go a long way toward promoting the growth of both regional and national corn seed industry,” commented Mr. Liu. He emphasized that this Institute is an example of endeavors that fit the spirit of the Chinese Central Government’s policy to further promote seed technologies. Mr. Liu indicated that naming the Institute after Dr. S. K. Wu, one of China’s leading corn genetic and breeding scientists, is the best way to honor Dr. Wu and his contributions.

“Representing a new milestone of cooperation between HAU and Origin, the launch of S. K. Wu Research Institute is a wonderful gift to commemorate the centennial celebration of our school,” commented Ms. Zhang, President of HAU. She also pointed out that such cooperation could benefit the industrialization of corn and food safety in China.

“As an alumnus, I have a great deal of respect for Dr. Wu and his pioneer work in corn genetics and breeding technologies. The Institute would be an important platform to promote the crop seed technologies and continue the great work of Dr. Wu,” commented Dr. Mike Trimble, who, also earned his Ph.D. degree in plant genetics and breeding from the University of Minnesota.

About Dr. S. K. Wu

Considered a founding member of corn genetics and breeding in China, Dr. Wu (1905-1998) graduated from The University of Nanking in 1929 and received his Ph.D. degree from University of Minnesota with Professor H.K. Hayes in 1938. He returned to China and dedicated his career toward corn genetics and breeding since November 1938. Dr. Wu developed the methodology of using intervarietal heterosis to make synthetic hybrids which significantly improved corn yield before single-cross hybrids were adapted in China in early 1950’s. He was the first to propose the use of winter nursery for inbred advances and select hybrids in main growing season to significantly shorten corn breeding cycle in 1950’s. Well recognized and respected in China by both agricultural community and the Chinese government for his contribution to Chinese agriculture industry, Dr. Wu spent most of his working life at Henan Agricultural University and successfully bred numerous corn hybrid varieties with significant yield improvement. He was the Honorable President of Henan Agricultural University. Dr. Wu was also a member of Sigma Xi, the international multidisciplinary scientific research society.

About Henan Agricultural University

Henan Agricultural University (HAU) is a leading agricultural university in China located in Zhengzhou, Henan province. Established in 1912, the university is now administrated by both Ministry of Agriculture and Henan provincial government. Henan Agricultural University received the “Featured Leading Academic Discipline Project” designation from Ministry of Education. It is the home to 28 national and provincial level research centers and key laboratories including the National Wheat Engineering Research Center, the National Corn Improvement Center – Zhengzhou Sub-center, and the National Tobacco Cultivation, Physiology and Biochemistry Research Center. HAU ranks the top agricultural institute in China in terms of its number of national-level agricultural research platforms.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on to the Company’s website at: www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
shiwei.yin@grayling.com